Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, NY 10282-2198

June 9, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Justin Kisner
Celeste M. Murphy

Re:	MobileIron, Inc.
Registration Statement on Form S-1
File No. 333-195089

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 29, 2014 and the date hereof, 6,168 copies of the Preliminary Prospectus of MobileIron, Inc. (the “Registrant”) dated May 29, 2014 were distributed as follows by the underwriters:

•	713 copies to prospective underwriters/dealers;

•	4,997 copies to institutional and other investors; and

•	458 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4 p.m. Eastern Time on June 11, 2014, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Colin R. Stewart
Name: Colin R. Stewart
Title: Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matthew Leavitt
Name: Matthew Leavitt
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]